UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO.  1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA  55440
612-540-1554

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-10

Supplemental Schedule

Schedule H, Line 4i — Schedule of assets (held at end of year)	11

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 24, 2011

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value:
Registered investment companies	$221,087,468	$194,945,500
Tennant Company common stock	64,511,267	48,824,764
Total investments	285,598,735	243,770,264

Receivables:
Tennant Company (employer) contributions	3,477,855	3,376,996
Notes from participants	5,364,640	4,570,218
Other	706,244	-
Dividends and interest	16	95,270
Total assets	295,147,490	251,812,748

Liabilities:
Fees payable	(227,970)	(85,417)
Net assets available for benefits	$294,919,520	$251,727,331
 See Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Investment income (loss):
Net appreciation in fair value of investments	$39,924,925
Dividends and interest	4,785,049
Dividends — Tennant Company common stock	1,050,542
Net investment income	45,760,516

Interest income from notes receivable from participants	311,667

Contributions:
Participant	8,271,000
Rollovers	889,153
Tennant Company (employer)	6,376,599
Total contributions	15,536,752

Distributions to participants	(18,175,470)
Administrative expense	(241,276)
(18,416,746)

Net increase	43,192,189

Net assets available for benefits:
Beginning of year	251,727,331
End of year	$294,919,520

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 1.	Plan Description

General: The following brief description of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) is provided for general purposes only. Participants should refer to the plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service. The full value of a participant’s account is payable following termination of employment under any of the following circumstances:
a. Normal retirement at age 65
b. Retirement at any time between the ages of 55 and 65
c. Disability retirement at any age
d. Voluntary termination of employment by employee
e. Involuntary termination or layoff other than for cause
f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 1.	Plan Description (Continued)

Overview of accounts: Six separate accounts have been established for allocating contributions to the Plan — the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and Employee Stock Ownership (ESOP) Account.

Retirement Account: The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined-benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10 percent of profit sharing certified earnings, as defined, based on the Company’s return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions have been made to this account.

Individual Shelter Account: Each year participants may defer a portion of their salaries (up to 25 percent of eligible participant compensation, as defined, subject to certain limits), which is put in the participants’ Individual Shelter Accounts (401(k)). Catch-up contributions allowed by participants age 50 and older, up to an additional $5,500 as adjusted by the IRS, are also credited to this account.

Deferred Investment Account: The Company’s matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Supplemental contributions are made either in the form of Tennant Company stock or cash, at the discretion of the Company. With the ESOP’s maturity on December 31, 2009, beginning in 2010, matching contributions of 75 percent of the first 4 percent of each eligible participant’s eligible compensation, as defined, for a maximum of 3 percent of a participant’s eligible compensation, are contributed to this account in cash. Future matching contributions and supplemental contributions as determined by the Company to be paid in cash will continue to be credited to the Deferred Investment Account.

If the supplemental contribution for the year is 3.5 percent or higher, 3 percent is deferred and credited to the participant’s account, with the excess paid to the participant in cash.

Rollover Account: Beginning October 1, 1993, all rollover contributions received by the Plan were deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account: Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts of up to 10 percent of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions were no longer permitted. Amounts contributed prior to January 1, 1987, shall continue to be held in the participant’s Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account: Prior to 2010, the Company made matching contributions of 75 percent of the first 4 percent of each eligible participant’s eligible compensation, as defined, with Tennant Company common stock for a maximum contribution of 3 percent of a participant’s eligible compensation. Each eligible participant’s ESOP Account was credited with the Company’s matching contribution.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 1.	Plan Description (Continued)

In addition, the Company, at its discretion, made a supplemental contribution to the participants, depending upon the Company’s profitability, based on a participant’s eligible compensation, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be allocated to participants as supplemental contributions. Any contribution that is not satisfied by releasing leveraged shares may, at the Company’s discretion, be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year was 3.5 percent or higher, 3 percent is deferred and credited to the participant’s account, with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate as published in the Wall Street Journal as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 10.50 percent through October 2020. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Note 2.	Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies

Notes from participants: In September 2010, new accounting guidance was issued which provided standards on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment required that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest.

This guidance requires retrospective application to all periods presented and was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this guidance. The adoption resulted in a reclassification of participant loans totaling $4,570,218 from investments to notes from participants as of December 31, 2009, with no impact to previously reported net assets available for benefits. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in supplemental Schedule H, Line 4i — schedule of assets (held at end of year).

Delinquent loans are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2010, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2010 statement of net assets available for benefits.

Subsequent events: In preparing these financial statements, management has evaluated subsequent events through June 24, 2011, which is the date on which the financial statements were available to be issued.

Note 3.	Investments

The net appreciation in fair value of investments for the year ended December 31, 2010, was as follows:

Investment in Tennant Company common stock	$22,200,040
Investment in registered investment companies	17,724,885
$39,924,925

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 3.	Investments

The following investments as of December 31, 2010 and 2009, represented 5 percent or more of the Plan’s net assets available for benefits:

	2010	2009

Tennant Company common stock	$64,511,267	$48,824,764
Vanguard Group of Mutual Funds:
Wellington Fund	40,518,633	37,790,588
500 Index Fund	32,878,519	29,205,499
Prime Money Market Fund	27,143,024	30,105,772
Windsor Fund	21,743,200	19,011,231
Developing Markets Index Fund	14,969,638	13,092,121
Small-Cap Index Fund	16,245,004	*
Metropolitan West Total Return Bond Fund	30,328,518	24,487,304

*Individual investment does not exceed 5 percent or more of the Plan’s net assets available for benefits in the year presented.

The Plan’s investments in Tennant Company stock at December 31, 2010 and 2009, are presented in the following table:

Tennant Company Common Shares	2010	2009

Number of shares	1,678,168	1,963,089
Cost	$25,341,400	$25,653,220
Market	64,511,267	48,824,764

Note 4.	Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements (Continued)

Level 3:
Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Registered investment companies: Certain investments in registered investment companies are valued at the net asset value of shares, based on active market prices, held by the Plan at year-end. Other investments in registered investment companies are valued at cost plus accrued income, which approximates fair value determined from or corroborated by observable market data by correlation or other means.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010 and 2009:
	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$84,018,471	$-	$-	$84,018,471
Balanced funds (stocks and bonds)	58,132,150	-	-	58,132,150
Bond funds	31,365,251	-	-	31,365,251
International stock funds	20,428,572	-	-	20,428,572
Short-term reserves	-	27,143,024	-	27,143,024
Tennant Company common stock	64,511,267	-	-	64,511,267
Total investment assets at fair value	$258,455,711	$27,143,024	$-	$285,598,735

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$72,744,152	$-	$-	$72,744,152
Balanced funds (stocks and bonds)	50,137,642	-	-	50,137,642
Bond funds	24,487,304	-	-	24,487,304
International stock funds	17,470,630	-	-	17,470,630
Short-term reserves	-	30,105,772	-	30,105,772
Tennant Company common stock	48,824,764	-	-	48,824,764
Total investment assets at fair value	$213,664,492	$30,105,772	$-	$243,770,264

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Notes to Financial Statements

Note 5.	Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

Note 6.	Tax Status

Effective January 1, 2010, the Plan adopted the Tennant Company Profit Sharing and Employee Stock Ownership Plan. The Plan has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under the Internal Revenue Code Section 401(a). However, the Plan Administrator believes that the Plan is qualified, and therefore, the related trust is exempt from taxation.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund, 1,302,850 shares	$40,518,633
Vanguard 500 Index Fund*	Mutual fund, 283,876 shares	32,878,519
Metropolitan West Total Return Bond Fund	Mutual fund, 2,924,640 shares	30,328,518
Vanguard Prime Money Market Fund*	Mutual fund, 27,141,893 shares	27,143,024
Vanguard Windsor Fund*	Mutual fund, 1,609,415 shares	21,743,200
Vanguard Small-Cap Index Fund*	Mutual fund, 467,482 shares	16,245,004
Vanguard Developing Markets Index Fund*	Mutual fund, 1,488,036 shares	14,969,638
Vanguard Growth Index Fund*	Mutual fund, 370,314 shares	11,701,937
Artio International Equity Fund	Mutual fund, 185,615 shares	5,458,934
Vanguard Target Retirement 2025 Fund*	Mutual fund, 232,111 shares	2,929,235
Vanguard Target Retirement 2015 Fund*	Mutual fund, 215,191 shares	2,672,674
Vanguard Target Retirement 2030 Fund*	Mutual fund, 101,780 shares	2,206,597
Vanguard Target Retirement 2035 Fund*	Mutual fund, 164,340 shares	2,151,208
Vanguard Target Retirement 2020 Fund*	Mutual fund, 82,483 shares	1,822,204
Chesapeake Core Growth Fund	Mutual fund, 95,697 shares	1,449,811
Vanguard Target Retirement Income Fund*	Mutual fund, 120,026 shares	1,353,899
Vanguard Target Retirement 2045 Fund*	Mutual fund, 90,543 shares	1,222,336
Vanguard Target Retirement 2010 Fund*	Mutual fund, 52,681 shares	1,175,307
Vanguard Inflation-Protected Securities Fund*	Mutual fund, 79,749 shares	1,036,733
Vanguard Target Retirement 2040 Fund*	Mutual fund, 45,838 shares	985,526
Vanguard Target Retirement 2005 Fund*	Mutual fund, 49,580 shares	581,570
Vanguard Target Retirement 2050 Fund*	Mutual fund, 23,967 shares	512,883
Vanguard Target Retirement 2055 Fund*	Mutual fund, 3 shares	78
		221,087,468

Tennant Company common stock*	Common stock, 1,678,168 shares, par value
	$0.375; cost is $25,341,400	64,511,267
Vanguard Group Fiduciary Trust Company*	Notes from participants, ranging between
	5.25% and 10.50%, maturing through
	October 2020	5,364,640
		$290,963,375

  *Represents party in interest.
  **Cost information for participant-directed investments is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Company Name

Date: June 24, 2011	By:	/s/ Vicki L. Haugen
Vicki L. Haugen
Retirement Benefits Committee